FOR IMMEDIATE RELEASE

CGI Reports Solid Growth in Second Quarter Fiscal 2003
 Integration of Recent Acquisitions Meeting All Objectives

Montreal, April 29, 2003 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology (“IT”) and business processing outsourcing (“BPO”), today reported unaudited results for the quarter ended March 31, 2003. All figures are in Canadian dollars unless otherwise indicated.

Second Quarter Financial Highlights

•	Revenue of $736.1 million was 38.4% higher than revenue reported in the second quarter of fiscal 2002 and 25.0% higher than the first quarter. Year-over-year organic growth represented 7.5%.
•	Net earnings increased 35.0% to $44.8 million from last year’s second quarter net earnings, and were up 21.0% sequentially.
•	Basic and diluted earnings per share of $0.11 were up over basic and diluted earnings per share of $0.09 reported in the second quarter of fiscal 2002 and $0.10 reported in the first quarter. The net earnings margin was 6.1%.
•	CGI’s business process outsourcing activities now represent close to 20% of total revenue.
•	New contract bookings, renewals and extensions in the quarter were $614.4 million.
•	The backlog of signed contracts as of March 31, 2003 was $11.2 billion with a weighted average remaining contract term of 7.5 years.
•	The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.

In millions of CDN$ except per share amounts
	3 months ended		6 months ended
	3/31/03	3/31/02	3/31/03	3/31/02

Revenue	$736.1	$531.9	$1,325.1	$1,044.4

EBIT	$78.2	$57.1	$139.0	$109.6

Net earnings	$44.8	$33.2	$81.8	$63.8

Earnings per share	$0.11	$0.09	$0.21	$0.17

Order backlog	$11,200	$9,100

Serge Godin, CGI’s chairman and CEO said, “We achieved all of the goals we set out to accomplish for the integration of five recent acquisitions and are pleased with the financial results in the quarter. With the most critical integration phases completed, we can now turn our full attention towards achieving strong organic growth going forward.”

Second Quarter Results (See also: Q2 FY03 MD&A filed with Sedar & Edgar and available at www.cgi.com) Revenue for the second quarter ended March 31, 2003 increased 38.4% to $736.1 million, from $531.9 million in the same quarter last year. The year-over-year organic growth of 7.5% was driven by a combination of client wins, renewals, and add-on projects from existing clients. External growth largely reflects the contribution of acquisitions made during the fiscal year, in particular INSpire, UAB and Cognicase.

Second quarter results include the contribution of approximately 90% of Cognicase’s results beginning on January 14, 2003, and 100% of Cognicase’s results beginning on February 20, 2003 when all remaining shares were acquired. CGI integrates acquisitions with its business units immediately and therefore, does not provide results that are specific to Cognicase.

In the second quarter, revenue from long-term outsourcing contracts represented 69% of the Company’s total revenue, while project oriented systems integration and consulting (“SI&C”) work represented 31%. Business Process Outsourcing services represented approximately 20% of total revenue. Geographically, clients in Canada represented 79% of revenue; clients in the US represented 17%; and clients in all other regions, 4%. Revenue from clients in CGI’s targeted verticals during the second quarter reflects clients acquired from recent acquisitions. Clients in the financial services sector represented 40% of revenue; clients in the telecom sector represented 19%; manufacturing, retail and distribution clients, 17%; government clients, 13%; utilities and services, 9%; and healthcare, 2%.

Earnings before interest and income taxes (“EBIT”) were $78.2 million in the second quarter, up 37.0% over last year’s first quarter EBIT of $57.1 million. The EBIT margin was 10.6%, down slightly from 10.7% in last year’s second quarter, but improved over the first quarter’s EBIT margin of 10.3%. The sequential improvement in EBIT margin was a function of synergies realized from the acquisition of Cognicase, the continued focus on project and cost management and the receipt of performance bonuses on the completion of two projects. The EBIT improvement was partially offset by an increase in the depreciation of fixed assets and the amortization of contract costs and other long-term assets in the quarter.

Net earnings in the second quarter increased 35.0% to $44.8 million, compared to $33.2 million in the same quarter a year ago. Earnings per share increased to $0.11 for the quarter, compared with basic and diluted earnings per share of $0.09 reported in last year’s second quarter. CGI’s weighted average number of shares was up 4.6% compared with the second quarter of 2002 and up 4.2% sequentially. The net margin was 6.1%, down compared to 6.2% in the second quarter of fiscal 2002 and 6.3% in the first quarter, as a result of higher interest expenses in the quarter associated with debt incurred for the recent acquisitions of UAB and Cognicase.

Cash flow from operating activities required $16.8 million of cash this quarter, compared to $30.1 million of cash provided by operating activities in the first quarter 2003. This decrease is primarily attributable to a change in working capital items, including an increase in accounts receivable and a decrease in accounts payable and accrued liabilities. The increase in accounts receivable reflects the business acquired from Cognicase and UAB which had longer trade terms than CGI, and also because of the timing of a payment from a large outsourcing client. Additionally, the increase in accounts receivable reflects various tax credits that were recorded, but not yet received.

The decrease in accounts payable in the second quarter reflects the payment of severances and real estate costs associated with the acquisitions of Cognicase & UAB. The balance of the accounts payable decrease is related to assets acquired by the Company from a client at the end of the first quarter of fiscal 2003, but paid in the second quarter.

CGI maintains a strong balance sheet. At March 31, 2003, CGI had cash and cash equivalents of $58.1 million and the total credit facility available was $124.5 million.

Second Quarter Operating Highlights

CGI’s growth prospects and solid backlog were improved during the quarter as a result of new contract wins, acquisitions, investments and operational initiatives. In the quarter, CGI:

•	Announced $614.4 million in new contract bookings, renewals and extensions.
•	Completed the acquisition of Cognicase for $347.3 million, representing a total cash consideration of $187.5 million, including $7.3 million in acquisition costs, a balance of purchase price of $18.3 million to be paid for acquisitions made by Cognicase prior to CGI’s acquisition, and a total share consideration of 19,850,245 Class A Subordinate Shares of CGI.
•	Successfully achieved all initial milestones for integrating the recent acquisitions of INSpire, UAB, Cognicase & Cornerstone including the transition of close to 5,000 new members into CGI.
•	Formed within the Business Process Services business unit, the Insurance Business Services group, a leading end-to-end provider of BPO services to the North American property and casualty insurance industry.
•	Improved the profitability of US operations and further positioned the business units to bid on IT & BPO outsourcing contracts and to grow their SI&C business when market conditions improve.

Initiatives and Outlook

CGI is reaffirming its guidance for 2003 fiscal year for revenue in the range of $2.8 to $3.0 billion and basic earnings per share in the range of $0.45 to $0.50. This guidance is based on information known today about market conditions and demand for its services and excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

Mr.     Godin added, “In Canada, where demand for all our business is strong, CGI further positioned itself as the leading provider of IT services by rapidly integrating recent acquisitions. We also continued to strengthen our presence and improve the profitability of our selected metro markets in the US in order to bid on and win new IT, BPS outsourcing and systems integration and consulting contracts. With initiatives accomplished during the quarter, we have substantially increased our breadth and depth of service offerings and IT solutions as well as our critical mass in North America. Now, we are focused on leveraging our enhanced capabilities to achieve organic growth and improve cash flows from our existing client base as well as generating new business.”

Quarterly Conference Call

A conference call for the investment community will be held today, April 29, at 9:00 am (Eastern Time). Participants may access the call by dialing 888-575-8230 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

12 pages of financial tables and notes accompany this release.

For more information
CGI Investor Relations:
Julie Creed
Vice-president, Investor Relations
(514) 841-3200 or (312) 201-4803

Ronald White
Director, Investor Relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

Consolidated Financial Statements of
CGI Group Inc.
For the six months ended March 31, 2003

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2003

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended March 31		Six months ended March 31
	2003	2002	2003	2002

	$	$	$	$
Revenue	736,099	531,901	1,325,083	1,044,398

Operating expenses
Costs of services, selling and administrative expenses	618,776	453,217	1,120,077	890,252
Research	5,706	4,277	10,698	8,582

	624,482	457,494	1,130,775	898,834

Earnings before the under-noted:	111,617	74,407	194,308	145,564

Depreciation and amortization of fixed assets	15,481	9,767	25,074	19,411
Amortization of contract costs and other long-term assets (Note 5)	17,912	7,555	30,276	16,509

	33,393	17,322	55,350	35,920

Earnings before the following items:	78,224	57,085	138,958	109,644

Interest
Long-term debt	3,999	491	4,253	1,317
Other	(85)	(270)	(999)	(682)

	3,914	221	3,254	635

Earnings before income taxes	74,310	56,864	135,704	109,009
Income taxes	29,501	23,677	53,875	45,210

Net earnings	44,809	33,187	81,829	63,799

Weighted average number of outstanding Class A subordinate shares and Class B shares	396,892,718	379,617,757	388,756,037	374,455,980

Basic and diluted earnings per share (Note 3)	0.11	0.09	0.21	0.17

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2003	2002	2003	2002

	$	$	$	$

Retained earnings, beginning of period	414,964	272,757	377,944	245,945
Share issue costs, net of income taxes	--	--	--	(3,800)
Net earnings	44,809	33,187	81,829	63,799

Retained earnings, end of period	459,773	305,944	459,773	305,944

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2003

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at March 31, 2003 (unaudited)	As at September 30, 2002 (audited)

	$	$
Assets
Current assets
Cash and cash equivalents	58,143	104,221
Accounts receivable	483,183	295,191
Work in progress	112,707	98,904
Prepaid expenses and other current assets	78,665	48,373
Future income taxes	35,167	12,567

	767,865	559,256
Fixed assets	217,792	145,381
Contract costs and other long-term assets	715,745	433,742
Future income taxes	26,075	28,661
Goodwill	1,386,232	1,133,852

	3,113,709	2,300,892

Liabilities
Current liabilities
Accounts payable and accrued liabilities	450,364	261,509
Deferred revenue	93,281	61,027
Income taxes	6,718	5,128
Future income taxes	48,183	26,301
Current portion of long-term debt	26,578	4,172

	625,124	358,137

Future income taxes	161,085	93,696
Long-term debt	334,998	4,328
Deferred credits and other long-term liabilities	45,350	65,116

	1,166,557	521,277

Shareholders' equity
Capital stock (Note 3)	1,476,556	1,332,621
Contributed surplus	4,798	3,652
Warrants and stock options (Note 3)	29,527	31,132
Retained earnings	459,773	377,944
Foreign currency translation adjustment	(23,502)	34,266

	1,947,152	1,779,615

	3,113,709	2,300,892

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2003

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2003	2002	2003	2002

	$	$	$	$
Operating activities
Net earnings	44,809	33,187	81,829	63,799
Adjustments for:
Depreciation and amortization of fixed assets	15,481	9,767	25,074	19,411
Amortization of contract costs and other long-term assets (Note 5)	24,926	13,353	44,385	28,093
Deferred credits and other long-term liabilities	(10,510)	(8,633)	(21,785)	(22,312)
Future income taxes	15,741	12,594	23,580	14,409
Foreign exchange gain	(702)	(2,904)	(215)	(2,717)
Net change in non-cash working capital items	(106,534)	(28,779)	(139,525)	(44,544)

Cash (used in) provided by operating activities	(16,789)	28,585	13,343	56,139

Investing activities
Business acquisitions (net of cash) (Note 4)	(224,992)	(1,301)	(229,066)	(1,301)
Purchase of fixed assets	(20,593)	(7,902)	(51,170)	(28,189)
Contract costs and other long-term assets	(42,316)	(9,693)	(70,819)	(49,499)

Cash used in investing activities	(287,901)	(18,896)	(351,055)	(78,989)

Financing activities
Net variation of credit facility	282,999	(15,003)	307,912	6,360
Decrease of other long-term debt	(17,956)	(885)	(16,298)	(1,931)
Issuance of shares	459	1,690	1,144	129,283
Share issue costs	--	--	--	(5,500)

Cash provided by (used in) financing activities	265,502	(14,198)	292,758	128,212

Foreign exchange (loss) gain on cash held in foreign currencies	(102)	1,228	(1,124)	1,179

Net (decrease) increase in cash and cash equivalents	(39,290)	(3,281)	(46,078)	106,541
Cash and cash equivalents at beginning of period	97,433	155,830	104,221	46,008

Cash and cash equivalents at end of period	58,143	152,549	58,143	152,549

Interest paid	2,746	407	2,879	857
Income taxes paid	13,757	12,099	40,256	18,603
Issuance of Class A subordinate shares for business acquisitions (Note 4)	142,332	--	142,332	--

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim Consolidated Financial Statements for the three and six months ended March 31, 2003 and 2002 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual Consolidated Financial Statements; therefore, the interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements of the Company for the year ended September 30, 2002. These interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended September 30, 2002.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting change

In February 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 14 (AcG-14), Disclosure of guarantees, with effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Please refer to Note 8.

Future accounting changes

The CICA recently issued Handbook Section 3063, Impairment of long-lived assets, which comes into effect for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, plant and equipment.

The CICA issued Handbook Section 3475, Disposal of long-lived assets and discountinued operations, which applies to disposal activities initiated by an entreprise’s commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued operations and Section 3061, Property, plant and equipment.

The CICA issued AcG-13, Hedging relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance will be applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, Asset retirement obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The Company is currently evaluating the impact of the adoption of these new standards and guidance, and therefore has not yet assessed their effect on the Company’s future Consolidated Financial Statements.

Note 2 — Financing Lease

On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a five-year lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major customers. This agreement was accounted for as a direct financing lease. The Company’s portion of the net investment in this lease is $47,333,000 and a corresponding amount has been recorded in accounts payable and accrued liabilities. As at March 31, 2003, $15,077,000 represents the current portion included in prepaid expenses and other current assets and the remaining $32,256,000 is included in contract costs and other long-term assets.

Note 3 — Capital stock, stock options and warrants

Stock options — Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

5

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company’s stock option plan using the fair value method of accounting for awards granted since October 1, 2001:

	Three months ended March 31		Six months ended March 31

	2003	2002	2003	2002

Net earnings	44,809	33,187	81,829	63,799
Adjustment to net earnings	(2,073)	(1)	(3,688)	(930)

Proforma net earnings	42,736	33,186	78,141	62,869
Proforma basic earnings per share	0.11	0.09	0.21	0.17
Proforma diluted earnings per share	0.11	0.09	0.20	0.16

Assumptions used in the Black-Scholes option pricing model:
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	52.3%	48.3%	53.0%	48.3%
Risk free interest rate	4.40%	4.59%	4.26%	4.14%
Expected life (years)	5	5	5	5
Weighted average grant date fair value ($)	3.19	3.48	3.11	4.56

The following table presents the number of all shares, stock options and warrants outstanding as at:

	March 31, 2003	September 30, 2002

Class A subordinate shares	360,172,961	339,900,257
Class B shares	40,799,774	40,799,774

Total capital stock	400,972,735	380,700,031
Number of stock options (Class A subordinate shares) - Accounted for	2,006,506	2,333,231
Number of stock options (Class A subordinate shares) - Not accounted for	21,647,609	18,481,589
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	434,307,118	411,195,119

The Class A subordinate shares and the Class B shares changed as follows:

	Six months ended March 31, 2003				Year ended September 30, 2002

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	339,900,257	1,278,416	40,799,774	54,205	327,032,717	1,143,891	40,799,774	54,205
Issued for cash	--	--	--	--	11,110,000	124,988	--	--
Issued as consideration for business acquisitions (Note 4)	19,963,399	142,332	--	--	210,739	2,261	--	--
Options exercised	309,305	1,603	--	--	1,546,801	7,276	--	--

Balance, end of period	360,172,961	1,422,351	40,799,774	54,205	339,900,257	1,278,416	40,799,774	54,205

6

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following table presents information concerning stock options and warrants accounted for:

	Six months ended March 31, 2003				Year ended September 30, 2002

	Stock Options		Warrants		Stock Options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655
Exercised	(93,474)	(459)	--	--	(107,318)	(528)	--	--
Forfeited and expired (1)	(233,251)	(1,146)	--	--	(699,394)	(3,441)	--	--

Balance, end of period	2,006,506	9,872	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655

(1)     During the six months ended March 31, 2003 and the year ended September 30, 2002, the Company cancelled options for an amount of $1,146,000 and $3,441,000, respectively, which were reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Six months ended March 31, 2003	Year ended September 30, 2002

Outstanding, beginning of period	20,814,820	24,223,852
Granted	4,203,012	1,206,925
Exercised	(309,305)	(1,546,801)
Forfeited and expired	(1,054,412)	(3,069,156)

Outstanding, end of period	23,654,115	20,814,820

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

				Three months ended March 31

			2003			2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	44,809	396,892,718	0.11	33,187	379,617,757	0.09

Dilutive options		1,630,784			4,389,683
Dilutive warrants		479,161			3,480,452

Net earnings after assumed conversions	44,809	399,002,663	0.11	33,187	387,487,892	0.09

7

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

				Six months ended March 31

			2003			2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	81,829	388,756,037	0.21	63,799	374,455,980	0.17

Dilutive options		1,095,024			4,353,465
Dilutive warrants		454,577			3,387,383

Net earnings after assumed conversions	81,829	390,305,638	0.21	63,799	382,196,828	0.17

Note 4 — Investments in subsidiaries and joint venture

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the six months ended March 31, 2003, the Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert, a consulting company specializing in the implementation of Enterprise Resource Planning, on December 2, 2002 and January 1, 2003, respectively. On January 8, 2003, the Company acquired all the outstanding shares of Underwriters Adjustment Bureau Ltd. (“UAB”), a provider of claims management, underwriting and actuarial services for property and casualty insurance industry. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

Following a public offer made on December 6, 2002, the Company completed, during the month of February 2003, the acquisition of all outstanding shares of Cognicase Inc. (“Cognicase”). At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provides solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees. The restructuring and integration plans involve costs related to the intended abandonment of redundant premises and severance costs related to the termination of employees performing functions already available through the Company’s existing structure.

For Cognicase, the components of the integration liabilities assumed and included in the preliminary allocation or purchase price to the net assets acquired are as follows:

	Acquisiton and integration liabilities	Paid as at March 31, 2003	Balance remaining as at March 31, 2003

	$	$	$
Consolidation and closure of facilities	38,605	51	38,554
Severance	33,929	20,809	13,120

	72,534	20,860	51,674

8

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Investments in subsidiaries and joint venture (continued)

The acquisitions were accounted for using the purchase method and the purchase price allocations shown below are preliminary and are based on Company’s estimates. The final allocation is expected to be completed within twelve months from the acquisition date.

	UAB	Cognicase	Other	Total

	$	$	$	$
Non-cash working capital items	12,868	(103,376)	(8,262)	(98,770)
Fixed assets	8,740	38,793	3,035	50,568
Contract costs and other long term assets	20,175	204,685	1,168	226,028
Future income taxes	(6,523)	(38,824)	21	(45,326)
Goodwill (1)	23,849	264,985	12,676	301,510
Assumption of long-term debt	(1,073)	(42,414)	(97)	(43,584)

	58,036	323,849	8,541	390,426
Cash position at acquisition	(3,967)	23,495	6,110	25,638

Net assets acquired	54,069	347,344	14,651	416,064

Consideration
Cash	53,000	180,154	13,017	246,171
Acquisition costs	1,069	7,313	834	9,216
Balance of purchase price	--	18,345	--	18,345
Issuance of 19,850,245 Class A subordinate shares	--	141,532	--	141,532
Issuance of 113,154 Class A subordinate shares	--	--	800	800

	54,069	347,344	14,651	416,064

(1)

Includes $8,617,000 of goodwill deductible for tax purposes. Of the total goodwill amount of $301,510,000, $233,462,000, $35,582,000, and $32,466,000 are included in the Canada, US — Tier 2 & 3 and Business process services segments, respectively.

In addition, during the six-month period ended March 31, 2003, the Company finalized the purchase price allocation and made adjustments of some business acquisitions of previous years resulting in net decrease of goodwill, integration liabilities, future income tax assets and consideration paid of $104,000, $1,508,000, $721,000 and $683,000, respectively.

Note 5 — Supplementary contract costs and other long-term assets information

Amortization expense of contract costs and other long-term assets is presented as follows in the consolidated statements of earnings :

	Three months ended March 31		Six months ended March 31

	2003	2002	2003	2002

	$	$	$	$
Reduction of revenue	7,014	5,798	14,109	11,584
Amortization of contract costs and other long-term assets	17,912	7,555	30,276	16,509

Total amortization of contract costs and other long-term assets	24,926	13,353	44,385	28,093

9

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 6 — Geographic information

Effective October 1, 2002, the Company choose to disclose the following information about geographic areas which is based on customer location.

The following presents information on the Company’s operations based on its geographic markets:

Three months ended March 31, 2003	Canada	Europe	US	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$
Revenue	596,335	31,982	129,245	-	(21,463)	736,099
Operating expenses	481,105	30,521	117,561	16,758	(21,463)	624,482

Earnings before the under-noted:	115,230	1,461	11,684	(16,758)	-	111,617
Depreciation and amortization	25,163	2,290	5,137	803	-	33,393

Earnings before interest and income taxes	90,067	(829)	6,547	(17,561)	-	78,224

Three months ended March 31, 2002

Revenue	394,712	33,324	114,700	-	(10,835)	531,901
Operating expenses	318,091	33,379	101,809	15,050	(10,835)	457,494

Earnings before the under-noted:	76,621	(55)	12,891	(15,050)	-	74,407
Depreciation and amortization	12,597	702	3,288	735	-	17,322

Earnings before interest and income taxes	64,024	(757)	9,603	(15,785)	-	57,085

Six months ended March 31, 2003	Canada	Europe	US	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$
Revenue	1,056,256	64,806	238,904	-	(34,883)	1,325,083
Operating expenses	852,987	64,258	219,146	29,267	(34,883)	1,130,775

Earnings before the under-noted:	203,269	548	19,758	(29,267)	-	194,308
Depreciation and amortization	40,336	4,345	9,278	1,391	-	55,350

Earnings before interest and income taxes	162,933	(3,797)	10,480	(30,658)	-	138,958

Six months ended March 31, 2002

Revenue	776,270	68,853	234,625	-	(35,350)	1,044,398
Operating expenses	626,873	68,475	216,668	22,168	(35,350)	898,834

Earnings before the under-noted:	149,397	378	17,957	(22,168)	-	145,564
Depreciation and amortization	27,821	1,357	5,610	1,132	-	35,920

Earnings before interest and income taxes	121,576	(979)	12,347	(23,300)	-	109,644

10

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 — Segmented information

Effective October 1, 2002, the Company changed its organizational structure. The Company has four strategic business units (“SBU”) as follows: Canada, Europe, US — Tier 2 & 3 and Business process services (“BPS”). The mission of these units is as follows:

The Canada SBU provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located primarily in Canada. However its professionals and facilities also serve US and foreign-based clients as an integral part of the Company’s offshore and near-shore delivery model. The Company’s services to financial cooperatives are delivered on a North American basis and accordingly, the business related to the Company’s US accounts is reported as part of the Canadian operations.

The US — Tier 2 & 3 SBU provides end-to-end IT services, including systems integration, consulting, application maintenance and development outsourcing (Tier 2 & 3).

The Europe SBU provides IT services, including consulting, systems integration and outsourcing, to European clients.

The BPS SBU provides a full-spectrum of business process outsourcing services to its North American client base. Its services include business processing for insurance companies, certain pay services, document management services, finance and administration as well as healthcare and government business process services.

As of October 1, 2002, the Company began to evaluate each SBU’s performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2003	Canada	Europe	US - Tier 2 & 3	BPS	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$	$
Revenue	562,092	31,982	68,061	95,427	-	(21,463)	736,099
Operating expenses	451,660	30,483	63,460	83,584	16,758	(21,463)	624,482

Earnings before the under-noted:	110,432	1,499	4,601	11,843	(16,758)	-	111,617
Depreciation and amortization	25,448	2,290	3,010	1,842	803	-	33,393

Earnings before interest and income taxes	84,984	(791)	1,591	10,001	(17,561)	-	78,224

Total assets	1,881,748	125,701	597,420	340,344	168,496	-	3,113,709

As at and for the three months ended March 31, 2002

Revenue	391,876	33,724	60,058	57,078	-	(10,835)	531,901
Operating expenses	317,217	33,739	56,398	45,925	15,050	(10,835)	457,494

Earnings before the under-noted:	74,659	(15)	3,660	11,153	(15,050)	-	74,407
Depreciation and amortization	12,767	702	1,652	1,466	735	-	17,322

Earnings before interest and income taxes	61,892	(717)	2,008	9,687	(15,785)	-	57,085

Total assets	1,062,567	131,969	555,614	278,868	191,007	-	2,220,025

As at and for the six months ended March 31, 2003	Canada	Europe	US - Tier 2 & 3	BPS	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$	$
Revenue	1,011,562	64,806	120,854	162,744	-	(34,883)	1,325,083
Operating expenses	817,409	64,220	114,792	139,970	29,267	(34,883)	1,130,775

Earnings before the under-noted:	194,153	586	6,062	22,774	(29,267)	-	194,308
Depreciation and amortization	41,182	4,345	5,539	2,893	1,391	-	55,350

Earnings before interest and income taxes	152,971	(3,759)	523	19,881	(30,658)	-	138,958

Total assets	1,881,748	125,701	597,420	340,344	168,496	-	3,113,709

As at and for the six months ended March 31, 2002

Revenue	766,671	69,253	133,008	110,816	-	(35,350)	1,044,398
Operating expenses	623,475	68,835	130,664	89,042	22,168	(35,350)	898,834

Earnings before the under-noted:	143,196	418	2,344	21,774	(22,168)	-	145,564
Depreciation and amortization	27,460	1,357	3,037	2,934	1,132	-	35,920

Earnings before interest and income taxes	115,736	(939)	(693)	18,840	(23,300)	-	109,644

Total assets	1,062,567	131,969	555,614	278,868	191,007	-	2,220,025

11

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Guarantees

In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures and leases agreements. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services, or as a result of litigation that may be suffered by counterparties.

The Company enters into outsourcing and consulting contracts as well as into operating leases that include indemnification clauses which require the Company to compensate its clients or counterparties for costs incurred as a result of litigation claims or damages suffered by the clients or counterparties. The term and nature of these indemnifications vary based upon the agreement, which often provides no limit. Consequently, the Company is unable to make a reasonable estimate of the maximum potential amounts that the Company could be required to pay to its clients or counterparties. Historically, the Company has not been obligated to make significant payments under these indemnification clauses.

The Company has divested certain of its businesses. In connection with such divestitures, there may be lawsuits, claims and proceedings instituted against the Company related to the period that the businesses were owned by the Company or pursuant to idemnifications or guarantees provided by the Company in connection with the respective transactions. The estimated maximum potential amount of future payments under these obligations cannot be determined. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

12